FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-226082-11

Sent: Monday, September 20, 2021 10:51 AM
Subject: BMARK 2021-B29 XA/XB -- Announcement & IPTs (Public)(external)

BMARK 2021-B29 XA/XB -- Announcement & IPTs (Public)(external)

Variable IO Offering

Co-Lead Managers and Joint Bookrunners: Goldman Sachs & Co. LLC, Citigroup, JP Morgan, and Deutsche Bank Securities

Co-Managers: Academy Securities and Drexel Hamilton

	Expected Ratings
Class	S&P/Fitch/KBRA	Size($mm)	IPTs	Proceeds ($mm)
X-A	AA+(sf)/AAAsf/AAA(sf)	819.937	T+105a	~62.9
X-B	NR/A-sf/AAA(sf)	105.154	T+105a/Auction	~6.88

>> CLASS X-B WILL BE AN AUCTION PROCESS; BIDS DUE AT 2PM ET

Anticipated Timing

Anticipated Pricing: Early Week of September 20th

Anticipated Closing: September 30, 2021

Contacts

GOLDMAN SACHS CMBS BANKING CONTACTS
LEAH NIVISON	212-357-2702
SCOTT EPPERSON	212-934-2882
JUSTIN PETERSON	212-902-4283

GOLDMAN SACHS SYNDICATE CONTACTS
SCOTT WALTER	212-357-8910
REYNA PACHECO-RIOS	212-902-1070
MONIQUE HARMON	212-357-9012

GOLDMAN SACHS CAPITAL MARKETS CONTACTS
MARK ROMANCZUK	212-902-0290
NITIN JAGGA	212-855-9035

JPM SPG SYNDICATE CONTACTS
JENNIFER KORNBLAU	212-834-4154
JACQUELINE LARET	212-834-4154

JPM CMBS BANKING CONTACTS
KUNAL SINGH	212-834-5467
DWAYNE MCNICHOLAS	212-834-9328
HARRIS RENDELSTEIN	212-834-6737

JPM CMBS TRADING DESK CONTACTS
AVINASH SHARMA	212-834-3111
DERRICK FETZER	212-834-3111

DEUTSCHE BANK TRADING DESK CONTACT
RYAN HORVATH	212-250-5149
DAN PENN	212-250-5149

CITIGROUP SYNDICATE DESK CONTACTS
RAUL OROZCO	212-723-1295
MATT PERRY	212-723-1295

The issuer has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-226082) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Note that documents transmitted by e-mail may be altered or changed during the process of transmission and neither the issuer, Goldman Sachs nor any of their affiliates accept liability or responsibility for any alteration or change. Use of e-mail is at your own risk and it is important for you to protect against viruses.

Information, if any, contained herein or that we may otherwise provide to you regarding investor demand in the offering speaks only as of the time it is provided. Such information may be based on indications of interest that are subsequently amended or withdrawn. Also, the amount of securities, if any, allocated to an investor may be less than the amount for which the investor indicated interest in the offering. Note too that the aggregate amount of securities distributed in initial investor allocations may be less than the total amount of securities underwritten in the offering.

This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information is subject to change, completion or amendment from time to time. It does not purport to be a complete description of these securities or the offering. Please refer to the offering circular for a complete description. Any investment decision with respect to the securities should be made by you based upon the information contained in the offering memorandum relating to the securities. There can be no assurance that actual pricing will be completed at the indicated value(s).

This communication relates to an offering of securities that is exempt from the registration requirements of the Securities Act of 1933. You agree that you will not distribute or provide this information to any other person. Investors are urged to read the offering memorandum relating to these securities because it contains important information regarding the offering that is not included herein. A copy of the offering circular for the offering can be obtained from your Goldman Sachs sales person or Goldman Sachs & Co., 200 West St, New York, NY 10282 Attention: Prospectus Department (1-866-471-2526) or by email to prospectus-ny@gs.com<mailto:prospectus-ny@gs.com>.

This information is not an offer, recommendation, general solicitation or offering confirm of terms. No representation of accuracy or completeness is made or that you will achieve returns indicated. Assumption changes may materially impact returns. Price or availability may change without notice. Past performance is not indicative of future results. GS may have a position in any subject investment.

This information is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted

The foregoing also applies to any information provided in any subsequent discussion with you about the contents of this communication, regardless of the means of such subsequent discussion.

© Copyright 2021 Goldman Sachs. All rights reserved. See http://www.gs.com/disclaimer/email-salesandtrading.html for important risk disclosure, order handling practices, conflicts of interest and other terms and conditions relating to this e-mail and your reliance on information contained in it, as well as http://www.gs.com/disclaimer/ipo/ for prospectuses for recent initial public offerings to which this message may relate. This message may contain confidential or privileged information. If you are not the intended recipient, please advise us immediately and delete this message. See http://www.gs.com/disclaimer/email/ for further information on confidentiality and the risks of non-secure electronic communication. If you cannot access these links, please notify us by reply message and we will send the contents to you.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED (OTHER THAN ANY STATEMENT RELATING TO THE IDENTITY OF THE LEGAL ENTITY AUTHORIZING OR SENDING THIS COMMUNICATION IN A NON-US JURISDICTION).  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.